UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on June 14, 2011: Euroseas Ltd. Announces the Acquisition of a Containership by its Joint Venture, Euromar LLC.

Exhibit 1

Euroseas Ltd. Announces the Acquisition of a Containership by its Joint Venture, Euromar LLC.

Maroussi, Athens, Greece, June 14, 2011, Euroseas Ltd., (NASDAQ:ESEA) an owner and operator of drybulk carriers, containerships and multipurpose vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that its joint venture company, Euromar LLC (“Euromar”), signed a memorandum of agreement to purchase the M/V MATE, a geared containership of 35,600 dwt and 2,788 twenty foot equivalent units (teu) built in 2004 in Poland. The vessel is expected to be delivered to Euromar not later than September 30, 2011; it will be renamed EM ASTORIA after its delivery.

On March 25, 2010, Euroseas entered into a Joint Venture with companies managed by Eton Park Capital Management and Rhône Capital, two recognized private investment firms to form Euromar a Marshall Islands limited liability company. Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Pursuant to the terms of the Joint Venture, Euroseas would invest up to $25.0 million for a 14.28% interest in the Joint Venture, while Eton Park and Rhône would each invest up to $75.0 million for a 42.86% interest each in the Joint Venture, for a total of $175.0 million. Euroseas has contributed $15.0 million of its $25.0 million commitment to-date.

With the acquisition of M/V MATE, Euromar will have purchased seven geared containerships with an average age of approximately 7.6 years. As of June 10, 2011, Euromar’s fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built
MATE (to be renamed EM ASTORIA)(*)	Intermediate	35,600	2,788	2004
CMA CGM TELOPEA	Intermediate	37,180	2,785	2007
MAERSK NAIROBI	Intermediate	34,717	2,556	2001
EM ATHENS	Intermediate	32,350	2,506	2000
EM CHIOS	Intermediate	32,350	2,506	2000
EM SPETSES	Handysize	23,400	1,740	2007
EM HYDRA	Handysize	23,400	1,740	2005
Totals	7	218,299	16,621

(*) EM ASTORIA is expected to be delivered before 30th September 2011

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 17,787 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward - Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk carriers and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact

Tasos Aslidis
Chief Financial Officer Euroseas Ltd.
11 Canterbury Lane,
Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr

Investor Relations / Financial Media

Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  June 14, 2011

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President